SO
3/4/02


02006403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

KG 2/28

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~40823~~ 8-49213


RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPITAL RESEARCH BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 S. FAIR OAKS AVE., #315
(No. and Street)

PASADENA	CA	91105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN O'DELL 626-844-1440
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS & COMPANY, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 WILSHIRE BOULEVARD, SUITE 500	BEVERLY HILLS	CA	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN O'DELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL RESEARCH BROKERAGE SERVICES, LLC, as of DECEMBER 31 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BRUCE E. BERNSTORFF
Commission # 1326492
Notary Public - California
Los Angeles County
My Comm. Expires Oct 22, 2005

Signature

PRINCIPAL

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL RESEARCH BROKERAGE SERVICES, LLC

CONTENTS

1177 Avenue of the Americas
New York, New York 10036
212-490-7700/Fax 212-730-6892

9171 Wilshire Boulevard
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649

85 Livingston Avenue
Roseland, New Jersey 07068
973-994-6666/Fax 973-994-0337

www.rkco.com



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Members of Capital Research Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Capital Research Brokerage Services, LLC as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Capital Research Brokerage Services, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
January 21, 2002

CAPITAL RESEARCH BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS		
Cash and cash equivalents	$	498,312
Commissions receivable		29,859
	$	528,171
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable	$	18,647
Members' equity		509,524
	$	528,171

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Capital Research Brokerage Services, LLC (the Company), a North Carolina limited liability company, is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The company receives commissions from mutual fund activity of clients of a related company.

Cash Equivalents

The Company considers all cash amounts due from depository institutions, interest bearing deposits in banks, and money market accounts to be cash equivalents.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Transactions

Investment transactions are accounted for on a trade-date basis.

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with a federally insured bank. At times, the balances in the accounts were in excess of federally insured limits.

Income Taxes

The Company has elected to be taxed as a partnership for federal and state tax purposes whereby taxable income is reported by the Company's members. Accordingly, the Company does not record a provision for income taxes.

2. Related party transactions

The Company's activities are conducted using facilities of a related company at no charge and all of the Company's clients are clients of a related company. The commissions are paid to the Company's members.

3. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $503,361 which was $253,361 in excess of its required minimum net capital of $250,000.

CAPITAL RESEARCH BROKERAGE SERVICES, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001